UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 13, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F x                 Form 40F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes                    No x

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

OPERATIONAL UPDATE FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2019

Johannesburg. Wednesday, 13 November 2019. Harmony Gold Mining Company (“Harmony” or “the company”) is pleased to report that good momentum at most of its mines, together with a higher Rand gold price received, resulted in much stronger cash operating cash flows in the first quarter of financial year 2020 (FY20).
Gold production from the South African underground operations quarter on quarter was 7% higher at 8 736kg, Total gold production rose by 1.5% to 11 231kg. Underground recovered grade reduced by 5.4% to 5.26g/t at the South African underground operations.
Lower grades were anticipated at Joel and Hidden Valley, and at the South African underground mines nearing the end of their lives (Bambanani, Masimong and Unisel). Higher grades are expected from both Joel and Hidden Valley (as we transition from stage 5 to stage 6 cutbacks) towards the fourth quarter.
An unexpected geological structure in one high grade raiseline at Kusasalethu resulted in four panels being stopped. Given the erratic nature of the Ventersdorp Contact Reef, some high grade areas are currently being mined at lower grades than expected. We believe Kusasalethu should be back on plan towards the end of FY20.
Total gold revenue was 20% higher at about R8 billion - a consequence mainly of a 12% increase in the average Rand gold price received to R683 572/kg and the increase in gold sold during the quarter. Production profit was 34% higher at R2.4 billion. Total cash operating costs increased by 10.9% (R536 million). Once-off winter electricity tariffs (R271 million) and annual wage increases of R181 million were the primary contributors, accounting for 5.5% and 3.7% respectively of the increase in total cash costs.

*Operating free cash flow margin is defined as revenue - cash operating cost - capital expenditure + impact of run of mine (ROM) costs as per operating results.

OPERATING RESULTS SUMMARY

		Quarter September 2019	Quarter June 2019	Q-on-Q Variance %	Quarter September 2018	Comparative Q-on-Q* Variance* %
Gold produced	kg	11 231	11 061	2	11 773	(5)
	oz	361 085	355 620	2	378 510	(5)
Underground grade	g/t	5.26	5.56	(5)	5.68	(7)
Gold price received	R/kg	683 572	607 723	12	570 545	20
	US$/oz	1 449	1 315	10	1 263	15
Cash operating costs	R/kg	484 604	443 590	(9)	428 826	(13)
	US$/oz	1 027	960	(7)	949	(8)
All-in sustaining costs	R/kg	589 597	570 149	(3)	526 747	(12)
	US$/oz	1 250	1 234	(1)	1 166	(7)
Production profit	R million	2 379	1 775	34	1 678	42
	US$ million	162	123	32	119	36
Exchange rate	R/US$	14.68	14.37	2	14.05	4
* September 2019 quarter and September 2018 quarter comparison
Quarter-on-quarter operating tables have been included on pages 3 to 4 (R/metric) and pages 5 to 6 (US$/imperial).

The operational update has not been reviewed by the company’s external auditors. Detailed financial and operational results are provided on a six monthly basis at the end of December and June.

WAFI-GOLPU

Permitting delays have necessitated the Wafi-Golpu Joint Venture (“WGJV”) revising the work programme previously planned to start this financial year. The legal proceedings giving rise to these delays remain unresolved, and an ongoing review by the PNG Government of policies governing the mining industry may further delay permitting timelines.
It is difficult to estimate the duration of the delay and the market will be advised when discussions resume. The Government continues to signal its support for the project.
Harmony continues to pursue safe profitable production and increased margins, as well as value-accretive opportunities and organic growth, to replenish mined ounces.

HEDGING UPDATE

During the quarter, the volatility and weakening of the Rand exchange rate against the US dollar, combined with the increase in the gold price, presented an opportunity to top up and maintain our hedging programme.

The table below shows the open position at 30 September 2019:
Harmony Gold Hedge position as at 30 September 2019

		FY 2020			FY2021				FY2022	TOTAL
		Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Rand Gold
Forward Contracts	koz	95	95	96	77	75	74	61	25	598
	R’000/kg	642	648	661	672	679	690	728	787	675
Dollar Gold
Forward Contracts	koz	12	12	12	12	9	7	4	2	70
	US$/oz	1 363	1 357	1 370	1 413	1 417	1 456	1 477	1 532	1 400
Total Gold	koz	107	107	108	89	84	81	65	27	668
Currency Hedges
Rand Dollar
Zero Cost Collars	$m	79	76	74	64	59	52	29	5	438
	Floor R/$	14.63	14.82	14.99	15.30	15.32	15.46	15.62	15.91	15.09
	Cap R/$	15.44	15.66	15.85	16.22	16.38	16.54	16.76	17.31	16.03
Forward Contracts	$m	45	64	60	61	35	24	6	0	295
	R/$	15.13	15.28	15.44	15.89	15.82	15.96	16.23	0	15.49
Total Rand Dollar	$m	124	140	134	125	94	76	35	5	733
Dollar Silver
Zero Cost Collars	koz	300	300	300	240	220	210	180	140	1 890
	Floor $/oz	17.06	17.06	17.06	17.38	17.93	18.07	18.32	18.43	17.54
	Cap $/oz	18.43	18.43	18.43	18.79	19.38	19.53	19.82	19.95	18.95
Approved hedging limits: 25% currency (R/US$) over a 24-month period;23% gold over a 24-month period; 50% silver over a 24-month period.

FY20 GUIDANCE UPDATE
Harmony’s plans to produce approximately 1.46Moz in FY2020 remain unchanged.
Cost guidance remains at an all-in sustaining unit cost of R579 000/kg.

Operating results - Quarter on Quarter (Rand/metric)

			SOUTH AFRICAN OPERATIONS																Papua New Guinea Hidden Valley	Total Harmony
			Underground production										Surface production					Total South Africa
		Three months ended	Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Under-ground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface
Ore milled	- t’000	Sep-19	469	249	64	129	192	150	171	167	69	1 660	1 637	1 008	978	414	4 037	5 697	974	6 671
		Jun-19	401	207	54	110	152	142	196	144	67	1 473	1 521	988	1 058	399	3 966	5 439	1 038	6 477
Yield	- g/tonne	Sep-19	4.97	9.28	9.86	3.23	4.06	3.56	4.98	3.77	3.62	5.26	0.134	0.151	0.338	0.71	0.25	1.71	1.54	1.68
		Jun-19	4.94	8.56	11.37	4.11	3.95	3.59	6.94	4.27	4.27	5.56	0.131	0.152	0.358	0.86	0.27	1.70	1.73	1.71
Gold produced	- kg	Sep-19	2 333	2 311	631	417	779	534	851	630	250	8 736	219	152	331	296	998	9 734	1 497	11 231
		Jun-19	1 982	1 772	614	452	600	510	1 361	615	286	8 192	199	150	379	345	1 073	9 265	1 796	11 061
Gold sold	- kg	Sep-19	2 398	2 435	649	429	823	560	933	648	257	9 132	227	154	349	296	1 026	10 158	1 528	11 686
		Jun-19	2 012	1 673	623	469	591	514	1 341	624	290	8 137	198	150	370	348	1 066	9 203	1 762	10 965
Gold price received	- R/kg	Sep-19	685 373	691 927	686 963	683 343	693 610	647 448	682 840	659 838	656 339	682 667	665 291	691 455	686 599	689 524	683 457	682 747	689 058	683 572
		Jun-19	607 648	604 077	607 610	608 258	610 597	604 368	606 926	609 325	606 662	606 927	602 955	606 427	607 495	609 371	607 114	606 949	611 764	607 723
Gold revenue	(R’000)	Sep-19	1 643 524	1 684 842	445 839	293 154	570 841	362 571	637 090	427 575	168 679	6 234 115	151 021	106 484	239 623	204 099	701 227	6 935 342	1 052 880	7 988 222
		Jun-19	1 222 587	1 010 621	378 541	285 273	360 863	310 645	813 888	380 219	175 932	4 938 569	119 385	90 964	224 773	212 061	647 183	5 585 752	1 077 928	6 663 680
Cash operating cost (net of by-product credits)	(R’000)	Sep-19	1 152 940	906 800	281 024	278 038	431 551	386 523	687 942	342 972	161 941	4 629 731	96 329	57 793	176 602	177 036	507 760	5 137 491	305 102	5 442 593
		Jun-19	1 016 090	797 715	250 599	252 017	388 784	356 421	612 656	298 950	140 679	4 113 911	90 190	48 708	173 901	185 855	498 654	4 612 565	293 983	4 906 548
Inventory movement	(R’000)	Sep-19	27 617	55 231	10 517	4 733	26 897	15 126	35 676	10 573	5 816	192 186	4 051	11	5 538	(2 225)	7 375	199 561	(33 232)	166 329
		Jun-19	13 944	(39 264)	29 669	(10 685)	(19 220)	222	(7 104)	8 887	4 678	(18 873)	189	141	(2 108)	2 605	827	(18 046)	356	(17 690)
Operating costs	(R’000)	Sep-19	1 180 557	962 031	291 541	282 771	458 448	401 649	723 618	353 545	167 757	4 821 917	100 380	57 804	182 140	174 811	515 135	5 337 052	271 870	5 608 922
		Jun-19	1 030 034	758 451	280 268	241 332	369 564	356 643	605 552	307 837	145 357	4 095 038	90 379	48 849	171 793	188 460	499 481	4 594 519	294 339	4 888 858
Production profit	(R’000)	Sep-19	462 967	722 811	154 298	10 383	112 393	(39 078)	(86 528)	74 030	922	1 412 198	50 641	48 680	57 483	29 288	186 092	1 598 290	781 010	2 379 300
		Jun-19	192 553	252 170	98 273	43 941	(8 701)	(45 998)	208 336	72 382	30 575	843 531	29 006	42 115	52 980	23 601	147 702	991 233	783 589	1 774 822
Capital expenditure	(R’000)	Sep-19	267 564	152 598	17 455	43 865	87 091	78 477	52 542	7 593	1 884	709 069	0	1 647	0	23 007	24 654	733 723	498 293	1 232 016
		Jun-19	299 969	140 258	14 176	52 867	91 964	69 738	77 161	29 300	15 200	790 633	2 262	2 420	1 247	19 788	25 717	816 350	478 292	1 294 642
Cash operating costs	- R/kg	Sep-19	494 188	392 384	445 363	666 758	553 981	723 826	808 392	544 400	647 764	529 960	439 858	380 217	533 541	598 095	508 778	527 788	203 809	484 604
		Jun-19	512 659	450 178	408 142	557 560	647 973	698 865	450 151	486 098	491 885	502 186	453 216	324 720	458 842	538 710	464 729	497 848	163 688	443 590
Cash operating costs	- R/tonne	Sep-19	2 458	3 642	4 391	2 155	2 248	2 577	4 023	2 054	2 347	2 789	59	57	181	428	126	902	313	816
		Jun-19	2 534	3 854	4 641	2 291	2 558	2 510	3 126	2 076	2 100	2 793	59	49	164	466	126	848	283	758
Cash operating cost and Capital	- R/kg	Sep-19	608 874	458 415	473 025	771 950	665 779	870 787	870 134	556 452	655 300	611 126	439 858	391 053	533 541	675 821	533 481	603 166	536 670	594 302
		Jun-19	664 006	529 330	431 230	674 522	801 247	835 606	506 846	533 740	545 031	598 699	464 583	340 853	462 132	596 067	488 696	585 960	429 997	560 636
All-in sustaining cost	- R/kg	Sep-19	605 270	455 307	489 465	754 319	649 472	841 867	851 301	572 216	674 455	607 285	442 203	375 351	521 891	682 721	528 664	599 109	526 372	589 597
		Jun-19	657 036	548 778	490 313	607 879	757 322	828 122	526 006	564 142	577 496	605 718	467 884	341 793	467 676	628 002	502 340	591 778	457 207	570 149
Operating free cash flow margin¹	%	Sep-19	14	37	33	(10)	9	(28)	(16)	18	3	14	36	44	26	2	24	15	19	16
		Jun-19	(8)	7	30	(7)	(33)	(37)	15	14	11	1	23	44	22	4	19	3	30	7

¹ Excludes run of mine costs for Kalgold (Sep-19:R0.492m, Jun-19:R2.726m) and Hidden Valley (Sep-19:-R49.671m, Jun-19:R14.709m).

Operating results - Quarter on Quarter (US$/imperial)

			SOUTH AFRICAN OPERATIONS																Papua New Guinea Hidden Valley	Total Harmony
			Underground production										Surface production
		Three months ended	Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Under-ground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface	Total South Africa
Ore milled	- t’000	Sep-19	517	275	71	142	212	165	189	184	76	1 831	1 805	1 112	1 078	457	4 452	6 283	1 074	7 357
		Jun-19	442	228	60	121	168	157	216	159	74	1 625	1 677	1 089	1 167	440	4 373	5 998	1 145	7 143
Yield	- oz/ton	Sep-19	0.145	0.270	0.286	0.094	0.118	0.104	0.145	0.110	0.106	0.153	0.004	0.004	0.010	0.021	0.007	0.050	0.045	0.049
		Jun-19	0.144	0.250	0.329	0.120	0.115	0.104	0.203	0.124	0.124	0.162	0.004	0.004	0.010	0.025	0.008	0.050	0.050	0.050
Gold produced	- oz	Sep-19	75 008	74 300	20 287	13 407	25 045	17 168	27 360	20 255	8 038	280 868	7 041	4 887	10 642	9 517	32 087	312 955	48 130	361 085
		Jun-19	63 723	56 971	19 741	14 532	19 290	16 397	43 757	19 773	9 195	263 379	6 398	4 823	12 185	11 092	34 498	297 877	57 743	355 620
Gold sold	- oz	Sep-19	77 097	78 287	20 866	13 793	26 460	18 004	29 997	20 834	8 263	293 601	7 298	4 951	11 221	9 517	32 987	326 588	49 126	375 714
		Jun-19	64 687	53 788	20 030	15 079	19 001	16 525	43 114	20 062	9 324	261 610	6 366	4 823	11 896	11 188	34 273	295 883	56 650	352 533
Gold price received	- $/oz	Sep-19	1 453	1 466	1 456	1 448	1 470	1 372	1 447	1 398	1 391	1 447	1 410	1 466	1 455	1 461	1 449	1 447	1 460	1 449
		Jun-19	1 315	1 307	1 315	1 316	1 321	1 308	1 313	1 319	1 313	1 313	1 305	1 312	1 315	1 319	1 314	1 313	1 324	1 315
Gold revenue	($’000)	Sep-19	111 989	114 805	30 379	19 975	38 897	24 706	43 411	29 135	11 494	424 791	10 291	7 256	16 328	13 907	47 782	472 573	71 743	544 316
		Jun-19	85 063	70 315	26 338	19 848	25 108	21 614	56 627	26 454	12 241	343 608	8 306	6 329	15 639	14 754	45 028	388 636	74 998	463 634
Cash operating cost (net of by-product credits)	($’000)	Sep-19	78 561	61 790	19 149	18 945	29 406	26 338	46 876	23 370	11 035	315 470	6 564	3 938	12 034	12 064	34 600	350 070	20 790	370 860
		Jun-19	70 695	55 503	17 435	17 535	27 050	24 798	42 627	20 799	9 788	286 230	6 275	3 389	12 100	12 931	34 695	320 925	20 454	341 379
Inventory movement	($’000)	Sep-19	1 882	3 763	717	323	1 833	1 031	2 431	720	396	13 096	276	1	377	(152)	502	13 598	(2 264)	11 334
		Jun-19	970	(2 732)	2 064	(743)	(1 337)	15	(494)	618	325	(1 314)	13	10	(147)	181	57	(1 257)	25	(1 232)
Operating costs	($’000)	Sep-19	80 443	65 553	19 866	19 268	31 239	27 369	49 307	24 090	11 431	328 566	6 840	3 939	12 411	11 912	35 102	363 668	18 526	382 194
		Jun-19	71 665	52 771	19 499	16 792	25 713	24 813	42 133	21 417	10 113	284 916	6 288	3 399	11 953	13 112	34 752	319 668	20 479	340 147
Production profit	($’000)	Sep-19	31 546	49 252	10 513	707	7 658	(2 663)	(5 896)	5 045	63	96 225	3 451	3 317	3 917	1 995	12 680	108 905	53 217	162 122
		Jun-19	13 398	17 544	6 839	3 056	(605)	(3 199)	14 494	5 037	2 128	58 692	2 018	2 930	3 686	1 642	10 276	68 968	54 519	123 487
Capital expenditure	($’000)	Sep-19	18 231	10 396	1 189	2 988	5 934	5 347	3 580	517	128	48 310	0	112	0	1 568	1 680	49 990	33 954	83 944
		Jun-19	20 870	9 758	986	3 678	6 399	4 852	5 369	2 039	1 058	55 009	157	168	87	1 377	1 789	56 798	33 278	90 076
Cash operating costs	- $/oz	Sep-19	1 047	832	944	1 413	1 174	1 534	1 713	1 154	1 373	1 123	932	806	1 131	1 268	1 078	1 119	432	1 027
		Jun-19	1 109	974	883	1 207	1 402	1 512	974	1 052	1 064	1 087	981	703	993	1 166	1 006	1 077	354	960
Cash operating costs	- $/t	Sep-19	152	225	270	133	139	160	248	127	145	172	4	4	11	26	8	56	19	50
		Jun-19	160	243	291	145	161	158	197	131	132	176	4	3	10	29	8	54	18	48
Cash operating cost and Capital	- $/oz	Sep-19	1 290	972	1 003	1 636	1 411	1 846	1 844	1 179	1 389	1 295	932	829	1 131	1 432	1 131	1 278	1 137	1 260
		Jun-19	1 437	1 146	933	1 460	1 734	1 808	1 097	1 155	1 180	1 296	1 005	738	1 000	1 290	1 058	1 268	931	1 213
All-in sustaining cost	- $/oz	Sep-19	1 283	965	1 037	1 599	1 376	1 784	1 804	1 213	1 429	1 287	937	796	1 106	1 447	1 120	1 270	1 110	1 250
		Jun-19	1 422	1 188	1 061	1 315	1 639	1 792	1 138	1 221	1 250	1 311	1 013	740	1 012	1 359	1 087	1 281	988	1 234
Operating free cash flow margin¹	%	Sep-19	14	37	33	(10)	9	(28)	(16)	18	3	14	36	44	26	2	24	15	19	16
		Jun-19	(8)	7	30	(7)	(33)	(37)	15	14	11	1	23	44	22	4	19	3	30	7
¹ Excludes run of mine costs for Kalgold (Sep-19:US$0.034m, Jun-19:US$0.190m) and Hidden Valley (Sep-19:-US$3 385m, Jun-19:US$1.023m).

HARMONY GOLD MINING COMPANY LIMITED
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950
Registration number: 1950/038232/06
Corporate office
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
DIRECTORS
Dr PT Motsepe* (chairman)
JM Motloba* (deputy chairman)
M Msimang*^ (lead independent director)
PW Steenkamp ** (chief executive officer)
F Abbott ** (financial director)
HE Mashego** (executive director)
JA Chissano*1^
FFT De Buck*^
KV Dicks*^
Dr DSS Lushaba*^
HG Motau*^
KT Nondumo*^
VP Pillay*^
GR Sibiya*^
MV Sisulu*^
JL Wetton*^
AJ Wilkens*
* Non-executive
** Executive
^ Independent
1 Mozambican
TRADING SYMBOLS
JSE Limited: HAR
New York Stock Exchange: HMY
ISIN: ZAE 000015228
INVESTOR RELATIONS
E-mail: HarmonyIR@harmony.co.za
Telephone: +27 11 411 2314
Website: www.harmony.co.za
Marian van der Walt
Executive: Corporate and Investor relations
+27 (0)82 888 1242
Marian.vanderWalt@Harmony.co.za
Max Manoeli
Senior Investor Relations Coordinator
+27(0)82 759 1775
Max.Manoeli@Harmony.co.za

James Duncan
R&A Strategic Communications
+27 (0)79 336 4010
james@rasc.co.za
COMPANY SECRETARY
Telephone: +27 11 411 2094
E-mail: companysecretariat@harmony.co.za
SPONSOR
JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road,
Illovo, Johannesburg, 2196
Private Bag X9936 Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
TRANSFER SECRETARIES
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House,
Ameshoff Street, Braamfontein
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: 0861 546 572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 4381
ADR* DEPOSITARY
Deutsche Bank Trust Company Americas c/o American Stock Transfer and Trust Company
Deutsche Bank Trust Company Americas
c/o AST
Operations Centre
6201 15th Avenue
Brooklyn
NY11219
E-mail queries: db@astfinancial.com
Website: www.astfinancial.com
Toll free (within US): +1-886-249-2593
Int: +1-718-921-8124
Fax: +1-718-921-8334
*ADR: American Depositary Receipts
HARMONY’S ANNUAL REPORTS
Harmony’s Integrated Annual Report, and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2019, are available on our website (www.harmony.co.za/invest)

FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this report and the exhibits, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; changes in government regulation and the political environment, particularly tax, mining rights, environmental regulation and business ownership including any interpretation thereof; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.
For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 13, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director